

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

September 29, 2008

Gary Effren
Chief Financial Officer
Akeena Solar, Inc.
16005 Los Gatos Boulevard
Los Gatos, CA 95032

> **RE: Akeena Solar, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 1-33695**

Dear Mr. Effren:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief